November 10, 2014

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0001

Attention: Susan Block

Re: Navios Maritime Midstream Partners L.P.

Registration Statement on Form F-l, as amended (File No. 333-199235)

Dear Ms. Block:

As representatives of the several underwriters of the Navios Maritime Midstream Partners L.P. (the “Partnership”) proposed initial public offering of its common units, including common units to be sold by the Partnership pursuant to the underwriters’ option to purchase additional common units, representing limited partner interests, we hereby join the Partnership’s request for acceleration of effectiveness of the above-referenced registration statement to 4:00 p.m. (Eastern time) on November 12, 2014, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise you that, during the period from November 4, 2014 to the date of this letter, we have effected the following distribution of the preliminary prospectus, dated November 4, 2014, the issuer free writing prospectus, dated November 10, 2014 and the preliminary prospectus, dated November 10, 2014, each relating to the initial public offering of the Partnership.

6,154 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

[Signature Page Follows]

Very truly yours,

MERRILL LYNCH, PIERCE FENNER & SMITH
INCORPORATED,
CITIGROUP GLOBAL MARKETS INC.,
J.P. MORGAN SECURITIES LLC

As representatives of the several Underwriters

MERRILL LYNCH, PIERCE FENNER & SMITH
INCORPORATED

By:	/s/ Richard A. Diaz
Name: Richard A. Diaz
Title: Authorized Signatory

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Gabriel Lepine
Name: Gabriel Lepine
Title: Vice President

J.P. MORGAN SECURITIES LLC

By:	/s/ Eugene Sohn
Name: Eugene Sohn
Title: Vice President